Exhibit 17.1

September 29, 2017

Mr. Clifford J. Perry

Chairman of Board & CEO

Freedom Leaf Inc

3571 E Sunset Rd., Suite 420

Las Vegas, CA 89120

To the Freedom Leaf Board of Directors:

Gentlemen:

At 77, I think that the time has come for me to retire, and resign as a member of the Freedom Leaf Board, effective this date, and leave the position of Chairman so you can find someone who can be more active in that role.

Also, as you know, the nine hours time difference between Las Vegas and Spain makes it very difficult for me to participate fully in Board meetings, but I will, of course, continue to do everything I can to help Freedom Leaf achieve its goals for the legalization of marijuana and to build on our amazing accomplishments over the last few years.

Sincerely,

/s/ Richard Cowan

Richard Cowan